Legal Proceedings
Tribune Company

Rydex Dynamic Funds has been named as a defendant and a putative member of the proposed defendant class of shareholders in the case entitled Kirschner v. FitzSimons, No. 12-2652 (S.D.N.Y.) (formerly Official Committee of Unsecured Creditors of Tribune Co. v. FitzSimons, Adv.
Pro. No. 10-54010 (Bankr. D. Del.)) (the FitzSimons action), as a result of ownership of shares by certain series of the Rydex Dynamic Funds in the Tribune Company (Tribune) in 2007, when Tribune effected a leveraged buyout transaction (LBO) by which Tribune converted to a privately-held company. In his complaint, the plaintiff has alleged that, in connection with the LBO, insiders and shareholders were overpaid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave the Tribune Company insolvent. The plaintiff has asserted claims against certain insiders, major shareholders, professional advisers, and others involved in the LBO. The plaintiff is also attempting to obtain from former Tribune shareholders, including Rydex Dynamic Funds, the proceeds they received in connection with the LBO.

In June 2011, a group of Tribune creditors filed multiple actions against former Tribune shareholders involving state law constructive fraudulent conveyance claims arising out of the 2007 LBO (the SLCFC actions). Rydex Dynamic Funds has been named as a defendant in one or more of these suits. In those actions, the creditors seek to recover from Tribunes former shareholders the proceeds received in connection with the 2007 LBO.

The FitzSimons action and the SLCFC actions have been consolidated with the majority of the other Tribune LBO-related lawsuits in a multidistrict litigation proceeding captioned In re Tribune Company Fraudulent Conveyance Litig., No. 11-md-2696 (S.D.N.Y.) (the MDL Proceeding).

On September 23, 2013, the District Court granted the defendants omnibus motion to dismiss the SLCFC actions, on the basis that the creditors lacked standing. On September 30, 2013, the creditors filed a notice of appeal of the September 23 order. On October 28, 2013, the defendants filed a joint notice of cross-appeal of that same order.

On April 24, 2014, the District Court issued a Phase Two Motion Protocol in the FitzSimons action that directed the liaison counsel for the shareholder defendants to file a global motion to dismiss, i.e., a motion that applies to the claim against all shareholder defendants, with respect to the plaintiffs claim brought against former Tribune shareholders for intentional fraudulent conveyance under U.S. federal law.

None of these lawsuits alleges any wrongdoing on the part of Rydex Dynamic Funds. The following series of Rydex Dynamic Funds held shares of Tribune and tendered these shares as part of Tribunes LBO S&P 500 2x Strategy
Fund (the Fund). The value of the proceeds received by the foregoing
Fund was $52,020. At this stage of the proceedings, Rydex Dynamic Funds is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Funds net asset value.